Exhibit 15

Telvent Announces Fourth Quarter and
Fiscal Year 2008 Financial Results
•	Full Year Pro Forma Revenues Increase 17.5% to € 698.8 Million

•	Full Year Pro Forma Diluted EPS of € 1.25

•	Record New Order Bookings of € 773.5 Million and Backlog of € 834.9 Million for the Year 2008
February 26, 2009 — Telvent GIT, S.A. (NASDAQ: TLVT), the IT company for a sustainable and secure world, announced today its audited financial results for the fourth quarter and fiscal year ended December 31, 2008.
Pro forma revenues for the fourth quarter 2008 were € 254.4 million, an increase of 24.9% (12.9% organic), from € 203.7 million in the fourth quarter of 2007. Pro forma revenues for the fiscal year 2008 totaled € 698.8 million, a 17.5% increase from the € 594.8 million reported for fiscal year 2007.
Pro forma gross margin was 29.1% for the fourth quarter of 2008, compared to 22.1% in the fourth quarter of 2007. Pro forma gross margin for the fiscal year 2008 was 26.7%, compared to 23.3% in 2007.
Pro forma earnings before interest, taxes, depreciation and amortization (EBITDA) for the fourth quarter 2008 were € 43.4 million, compared to € 22.6 million in the fourth quarter 2007. Pro forma EBITDA for fiscal year 2008 amounted to € 80.3 million, versus € 54.7 million reached in fiscal year 2007.
Pro forma operating margin for the fourth quarter 2008 was 15.7%, compared to 10.2% in the fourth quarter 2007. Pro forma operating margin was 10.2% for the fiscal year 2008, showing an improvement from 8.0% in 2007. Pro forma income from operations increased by 92.8% and 50.2% in the fourth quarter 2008 and the fiscal year 2008, respectively, compared to the same periods of the prior year.
Pro forma net income for the fourth quarter 2008 was € 19.6 million, compared to € 12.5 million in the fourth quarter 2007. Pro forma net income for the fiscal year 2008 amounted to € 37.5 million, versus € 29.8 million for the fiscal year 2007. Basic and diluted pro forma EPS for the fourth quarter 2008 were € 0.60, compared to € 0.43 in the fourth quarter 2007 and basic and diluted pro forma EPS for the fiscal year 2008 were € 1.25, versus € 1.02 in the previous year. Pro forma basic and diluted EPS were determined by using a weighted average number of shares issued and outstanding in the fourth quarter and fiscal year 2008 of 32,656,021 and 30,096,995, respectively, and a weighted average number of shares issued and outstanding in the fourth quarter and fiscal year 2007 of 29,247,100. Assuming the same number of shares outstanding in each period (32,656,021 for the fourth quarter and 30,096,995 for fiscal year), basic and diluted pro forma EPS for the fourth quarter 2008 were € 0.60, compared to € 0.38 in the fourth quarter 2007 and basic and diluted pro forma EPS for the fiscal year 2008 were
€ 1.25, versus € 0.99 in the previous year.

New order bookings (or new contracts signed) during the fourth quarter of 2008 totaled € 296.6 million, a 24.8% increase from € 237.7 million recorded in the same period in 2007. Bookings for the full year amounted to € 773.5 million, compared to € 684.7 million for fiscal year 2007.
Backlog (representing the portion of signed contracts for which performance is pending) was € 607.8 million as of December 31, 2008, reflecting a 10.6% growth over the € 549.6 million in backlog at the end of December 2007. In addition, soft backlog (representing pending performance on multi-year frame contracts for which there is no contractual obligation on the part of the client to fulfill the full contract amount) was € 227.1 million as of December 31, 2008, versus € 141.0 million in soft backlog at the end of fiscal 2007.
Pipeline, measured as management’s estimates of real opportunities for the following six to twelve months, is approximately € 3.8 billion.
As of December 31, 2008, cash and cash equivalents were € 85.8 million and total debt (including € 4.2 million of net credit line due from related parties) amounted to € 294.4 million, resulting in a net debt position of € 208.6 million.
For fiscal year 2008, cash provided in operating activities was € 43.1 million compared to € 13.9 million provided in fiscal year 2007. Cash used in investing activities in fiscal year 2008 amounted to € 153.5 million, compared to € 52.8 million used in 2007.
Manuel Sanchez, Chairman and Chief Executive Officer, mentioned, “I am pleased that we closed another year of undeniable good performance, with double-digit revenue growth and improved operating margins. In addition, we have seen another strong fourth quarter in bookings and collections, increasing our backlog to unprecedented figures, which puts us in a very favorable and distinguished position to begin the year 2009. Our backlog and increasing pipeline of identified opportunities is particularly important this year, in light of the uncertain market conditions worldwide.”
“2008 also marks a very important milestone in Telvent’s history, as we closed the DTN acquisition at the end of October. After this, Telvent has strengthened its leadership in the Energy and Weather markets in the US, has added an important segment for both, the economy and the sustainability of any country, as the Agriculture, and has improved its revenue recurrence and operating cash flow generation,” he concluded.
Business Outlook
For fiscal year 2009, pro forma revenue growth is expected to be between the range of 18% and 21%. Pro forma gross margin is expected to be between the range of 32% and 34%. Pro forma EBITDA margin is expected to range between 13.5% and 14.5%, while pro forma operating margin between 11.5% and 12.5%. Finally, pro forma diluted EPS is expected to be in the range of € 1.54 to € 1.58. Pro forma diluted EPS were determined by using an expected weighted average number of shares issued and outstanding in the year of 34,094,159 shares.
Business Highlights
Energy
Some of the significant projects signed during the fourth quarter of 2008 were as follows:

▪	Project awarded by PetroChina Company Limited for the Lan-Zheng-Chang oil pipeline SCADA system. Telvent OASyS system will monitor and control 28 stations, as well as 35 block valve stations and five remote terminals situated along the largest and longest liquid pipeline in China. The pipeline is over 2,100 kilometers in length. All data from the Lan-Zheng-Chang pipeline will be uploaded to the existing Telvent OASyS SCADA system in the Beijing Main Control Center and the Langfang Backup Control Center. In all, the solution will allow PetroChina to manage its entire product oil pipeline. The OASyS SCADA system will allow PetroChina to functionally manage the pipeline in real time and improve the security of its operation. In particular, this solution is expected to improve efficiency and security of the extraction and transportation processes of the pipeline and, therefore, greater sustainability of the system by careful use of the resources and reduction of the harmful effects to the environment from potential liquid losses.

▪	Contract awarded by the Spanish infrastructure administrator, Adif, to install the traction power control system along the Barcelona-Figueras railway line to connect the high-speed Madrid-Zaragoza-Barcelona railway line and the French border. The project includes the design, development, installation and maintenance of the power control system is expected to be completed in 2009. Telvent’s power control system is expected to allow better energy efficiency levels for the railway line and is expected to also help reduce energy consumption, supporting Adif’s goal of providing sustainable transportation systems.
Transportation
During the fourth quarter of 2008 some of the significant contracts signed were:
▪	Contract awarded by the Pennsylvania Department of Transportation (PennDOT) to implement a new a state-wide traveler information system, 511 Pennsylvania. Telvent will serve as the prime contractor and is teaming along with other leading companies. The contract will last approximately 3 years and is valued at more than € 8 million. The project’s objective is to provide services to design, build, implement, operate, host and maintain the 511 Pennsylvania that not only meets PennDOT’s short-term goals, but also provides a basis on which additional functionality can be added to address long-term goals and future needs.

▪	Contract signed with the City of Barcelona, valued at approximately € 18 million, for the maintenance of traffic control system in Barcelona during a three-year period.

Environment
During the fourth quarter, significant contracts signed were:
▪	Contract with Bosnian Civil Aviation Authorities, in Bosnia, for the supply and installation of aeronautical meteorological systems for four airports: Sarajevo, Tuzla, Banja Luka and Mostar. Telvent will supply diverse automatic weather observation systems (AWOS) for the airports, as well as other aviation information systems for the Directorate of Civil Aviation of Bosnia and Herzegovina. AWOS function will provide information on weather conditions and airport operations to air traffic services, personnel in charge of meteorology at each airport, pilots, airlines and other users. The data obtained from aviation information systems is essential in enabling efficient and secure decision-making for airport authorities.
Use of Non-GAAP Financial Information
To supplement our consolidated financial statements presented in accordance with U.S. GAAP, we use certain non-GAAP measures, including pro forma net income and EPS. Pro forma net income and EPS are adjusted from GAAP-based results to exclude certain costs and expenses that we believe are not indicative of our core operating results. Pro forma results are one of the primary indicators management uses for evaluating historical results and for planning and forecasting future periods. We believe pro forma results provide consistency in our financial reporting which enhances our investors’ understanding of our current financial performance as well as our future prospects. Pro forma results should be viewed in addition to, and not in lieu of, GAAP results.
Pro forma revenues exclude the impact of joint ventures. Pro forma net income excludes the amortization of intangible assets arising from the purchase price allocations performed in our acquisitions, stock and extraordinary compensation plan expenses and mark to market of derivatives and hedged items that Telvent believes are not indicative of its core performance or results. Reconciliation between GAAP and pro forma figures is provided in this release in a table immediately following the condensed consolidated financial statements.

Conference Call Details
Manuel Sanchez, Chairman and Chief Executive Officer, and Barbara Zubiria, Chief Accounting and Reporting Officer and Head of Investor Relations, will conduct a conference call to discuss fourth quarter and fiscal year 2008 results, which will be simultaneously webcast at 1:00 P.M. Eastern Time / 7:00 P.M. Madrid Time on Thursday, February 26, 2009.
To access the conference call, participants in North America should dial (800) 374-0724 and international participants +1 (706) 634-1387. A live webcast of the conference call will be available at the Investor Relations page of Telvent’s corporate website at www.telvent.com. Please visit the website at least 15 minutes prior to the start of the call to register for the teleconference webcast and download any necessary audio software.
A replay of the call will be available approximately two hours after the conference call is completed. To access the replay, participants in North America should dial (800) 642-1687 and international participants should dial +1 (706) 645-9291. The passcode for the replay is 83267137.
About Telvent
Telvent (NASDAQ: TLVT) is a unique global company listed on the NASDAQ Stock Exchange and a component of the CleanTech IndexTM — the first and only stock market index of leading clean technology (“cleantech”) companies.
Telvent, the IT Company for a sustainable and secure world, specializes in high-value-added products, services and integrated solutions in the Energy, Transportation, Environmental and Agriculture industry segments, as well as Global Services. Its innovative technology and proven experience help ensure secure and efficient management of the operating and business processes of the world’s leading companies. (www.telvent.com)
Investor Relations Contact
Barbara Zubiria
Tel. +34 902 335599
Email: barbara.zubiria@telvent.com
Lucia Domville
Tel. +1 646 284 9416
Email: ldomville@hfgcg.com
Communications Contact
Patricia Malo de Molina
Tel. +34 954 93 71 11
Email: comunicacion@abengoa.com

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. Forward-looking statements reflect management’s current expectations, as of the date of this press release, and involve certain risks and uncertainties. Telvent’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Some of the factors that could cause future results to materially differ from the recent results or those projected in forward-looking statements include the “Risk Factors” described in Telvent’s Annual Report on Form 20-F for the year ended December 31, 2007, filed with the Securities and Exchange Commission on March 10, 2008, and updated, if applicable, on Telvent’s Quarterly Reports on Form 6-K for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008, filed with the Securities and Exchange Commission on May 22, 2008, September 26, 2008 and December 8, 2008, respectively, and on Telvent’s Current Report on Form 6-K, filed with the Securities and Exchange Commission on December 4, 2008.
Telvent does not intend, and does not assume any obligation, to update or revise the forward-looking statements in this press release after the date it is issued. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this press release may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.

Audited Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	December 31,	December 31,
	2008	2007

Assets:
Current assets:
Cash and cash equivalents	€67,723	€73,755
Restricted cash	18,085	8,590
Other short-term investments	589	461
Derivative contracts	8,046	3,544
Accounts receivable (net of allowances of € 2,386 as of December 31, 2008 and € 639 as of December 31, 2007)	152,951	143,261
Unbilled revenues	218,271	191,070
Due from related parties	18,322	38,773
Inventory	19,562	26,431
Other taxes receivable	18,565	9,309
Deferred tax assets	5,885	2,399
Other current assets	5,573	3,476

Total current assets	€533,572	€501,069
Deposits and other investments	7,595	7,103
Investments carried under the equity method	6,596	219
Property, plant and equipment (net of accumulated depreciation of € 87,637 as of December 31, 2008 and € 45,915 as of December 31, 2007)	73,861	52,975
Long-term receivables and other assets	8,586	8,605
Deferred tax assets	26,726	16,529
Other intangible assets (net of accumulated amortization of € 90,349 as of December 31, 2008 and € 16,373 as of December 31, 2007)	48,444	22,381
Goodwill	345,345	64,638
Derivative contracts long-term	498	—

Total assets	€1,051,223	€673,519

Liabilities and shareholders’ equity:
Accounts payable	€294,947	€255,608
Billings in excess of costs and estimated earnings	45,253	35,501
Accrued and other liabilities	16,927	10,684
Income and other taxes payable	27,770	21,452
Deferred tax liabilities	2,422	2,546
Due to related parties	29,105	25,315
Current portion of long-term debt	27,532	3,488
Short-term debt	56,728	63,998
Short-term leasing obligations	8,041	7,075
Derivative contracts	8,694	3,686

Total current liabilities	€517,419	€429,353
Long-term debt less current portion	193,495	12,230
Long-term leasing obligations	18,599	22,959
Derivative contracts long-term	4,877	—
Other long term liabilities	37,745	8,198
Deferred tax liabilities	5,238	6,361
Unearned income	1,233	409

Total liabilities	€778,606	€479,510

Audited Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	December 31,	December 31,
	2008	2007

Minority interest	3,561	3,889

Commitments and contingencies

Shareholders’ equity:
Common stock, € 3.00505 nominal par value, 34,094,159 shares in 2008 and 29,247,100 shares in 2007 authorized, issued and outstanding, same class and series	102,455	87,889
Additional paid-in-capital	106,252	42,072
Accumulated other comprehensive income	(25,363)	(5,294)
Retained earnings	85,712	65,453

Total shareholders’ equity	€269,056	€190,120

Total liabilities and shareholders’ equity	€1,051,223	€673,519

Audited Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Three Months ended		Year ended
	December 31,		December 31,
	2008	2007	2008	2007
Revenues	€267,009	€217,715	€724,613	€624,317
Cost of revenues	195,021	172,755	538,641	485,612

Gross profit	€71,988	€44,960	€185,972	€138,705

General and administrative	21,186	16,954	67,430	53,900
Sales and marketing	4,586	852	21,677	13,668
Research and development	5,327	5,242	19,067	19,106
Depreciation and amortization	6,076	3,100	14,561	10,623

Total operating expenses	€37,175	€26,148	€122,735	€97,297

Income from operations	34,813	18,812	63,237	41,408
Financial (expense), net	(14,082)	(766)	(23,344)	(9,882)
Income from companies under equity method	(39)	324	270	324
Other income, net	(1,919)	(2,025)	(1,919)	(2,025)

Total other income (expense)	€(16,040)	€(2,467)	€(24,993)	€(11,583)

Income before income taxes	18,773	16,345	38,244	29,825
Income tax expense (benefit)	3,617	3,414	6,890	4,680

Net income before minority interest	€15,156	€12,931	€31,354	€25,145

Loss/(Profit) attributable to minority interests	688	(318)	(1,144)	(268)

Net income	€15,844	€12,613	€30,210	€24,877

Earnings per share
Basic and diluted net income per share	€0.49	€0.43	€1.00	€0.85

Weighted average number of shares outstanding
Basic and diluted	32,656,021	29,247,100	30,096,995	29,247,100

Audited Condensed Consolidated Statements of Cash Flows
(In thousands of Euros, except share and per share amounts)

	Year Ended December 31,
	2008	2007	2006
Cash flows from operating activities:
Net income	€30,210	€24,877	€21,838
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	14,010	10,902	9,986
Income/loss from investment under equity method	(266)	—	—
Net foreign exchange (gains) losses	(2,084)	1,324	(903)
Allowance for doubtful accounts	2,324	(411)	278
Interest accrued	2,048	—	—
Deferred income taxes	(2,797)	(4,848)	(2,769)
Minority interests	1,144	268	70
Compensation related to stock compensation plans	1,808	1,735	1,910
Loss (gains) on sale of investments	—	—	387
Change in operating assets and liabilities, net of amounts acquired:
Accounts and other long-term receivable	(11,231)	693	(44,333)
Inventory	4,930	(3,102)	(8,149)
Unbilled revenues	(27,627)	(89,534)	(26,743)
Related parties trade receivables and other assets	8,950	18,642	(8,484)
Billings in excess of costs and estimated earnings	(13,681)	9,626	8,248
Accounts payable, accrued and other liabilities, related parties trade payable	34,465	46,556	87,443
Due to temporary joint ventures	935	(2,817)	(2,060)

Net cash provided by (used in) operating activities	€43,138	€13,911	€36,719

Cash flows from investing activities:
Restricted cash — guaranteed deposit of long term investments and commercial transactions	(9,662)	(545)	(4,862)
Due from related parties	17,661	(11,632)	4,552
Purchase of property, plant & equipment	(7,478)	(2,948)	(2,313)
Investment in intangible assets	(1,090)	—	—
Purchase of software	(800)	—	—
Acquisition of subsidiaries, net of cash acquired	(147,920)	(32,414)	(43,208)
Disposal/(Acquisition) of investments	(4,211)	(5,281)	941

Net cash provided by (used in) investing activities	€(153,500)	€(52,820)	€(44,890)

Cash flows from financing activities:
Proceeds from long-term debt	57,512	371	1,084
Proceeds from sale and lease-back transaction	—	25,315	—
Repayment of long-term debt	(1,635)	(4,284)	(11,576)
Proceeds of short-term debt	4,701	40,134	16,095
Repayment of short-term debt	(22,815)	(15,737)	(5,758)
Dividends paid	(9,951)	(8,774)	—
Dividends paid to minority interest	(1,231)	—	—
Proceeds from issuance of common stock, net	78,510
Proceeds (repayments) of government loans	(467)	(844)	(1,094)
Due to related parties	348	7,770	(218)

Net cash provided by (used in) financing activities	€104,972	€43,951	€(1,467)

Net (decrease) increase in cash and cash equivalents	€(5,390)	€5,042	€(9,638)
Net effect of foreign exchange in cash and cash equivalents	(643)	(519)	(1,140)
Cash and cash equivalents at the beginning of period	68,409	60,997	67,796
Joint venture cash and cash equivalents at the beginning of period	5,347	8,235	12,214

Cash and cash equivalents at the end of period	€67,723	€73,755	€69,232

Supplemental disclosure of cash information:
Cash paid for the period:
Income taxes	€7,275	€5,853	€2,507
Interest	€10,651	€12,068	€8,275

Non-cash transactions:
Capital leases	€4,295 €	2,780	€1,796

Reconciliation between GAAP and Pro Forma Income and EPS
(In thousands of Euros, except share and per share amounts)

	Three months ended December 31, 2008				Year ended December 31, 2008
	GAAP	Adjustments		Pro forma	GAAP	Adjustments		Proforma
Revenues	€267,009	€(12,578)	(1)	€254,431	€724,613	€(25,818)	(1)	€698,795
Cost of revenues	195,021	(14,662)	(1)	180,359	538,641	(26,509)	(1)	512,132

Gross profit	€71,988	€2,084		€74,072	€185,972	€691		€186,663

General and administrative	21,186	(451)	(2)	20,735	67,430	(1,805)	(2)	65,625
Sales and marketing	4,586			4,586	21,677			21,677
Research and development	5,327			5,327	19,067			19,067
Depreciation and amortization	6,076	(2,683)	(3)	3,393	14,561	(5,772)	(3)	8,789

Total operating expenses	€37,175	€(3,134)		€34,041	€122,735	€(7,577)		€115,158

Income from operations	34,813	5,218		40,031	63,237	8,268		71,505
Financial (expense), net	(14,082)	1,687	(4)	(12,395)	(23,344)	1,864	(4)	(21,480)
Income from companies under equity method	(39)	(104)	(1)	(143)	270	(413)	(1)	(143)
Other income, net	(1,919)			(1,919)	(1,919)			(1,919)

Total other income (expense)	€(16,040)	€1,583		€(14,457)	€(24,993)	€1,451		€(23,542)

Income before income taxes	18,773	6,801		25,574	38,244	9,719		47,963
Income tax expense (benefit)	3,617	1,819	(5)	5,436	6,890	2,383	(5)	9,273

Net income before minority interest	€15,156	€4,982		€20,138	€31,354	€7,336		€38,690

Loss/(Profit) attributable to minority interests	688	(1,262)	(1)	(574)	(1,144)	(71)	(1)	(1,215)

Net income	€15,844	€3,720		€19,564	€30,210	€7,265		€37,475

Earnings per share
Basic and diluted net income per share	€0.49			€0.60	€1.00			€1.25

Weighted average number of shares outstanding
Basic and diluted	32,656,021			32,656,021	30,096,995			30,096,995

EBITDA Reconciliation:
Income from operations				40,031				71,505
Depreciation and amortization				3,393				8,789

EBITDA				€43,424				€80,294

Adjustments to reconcile GAAP with Pro forma:

(1)	Joint ventures

(2)	Stock and extraordinary compensation plan expenses

(3)	Amortization of intangibles arising on acquisitions

(4)	Mark to market derivatives and hedged items

(5)	Tax effect of previous adjustments

Reconciliation between GAAP and Pro Forma Income and EPS
(In thousands of Euros, except share and per share amounts)

	Three months ended December 31, 2007				Year ended December 31, 2007
	GAAP	Adjustments		Pro forma	GAAP	Adjustments		Proforma
Revenues	€217,715	€(14,010)	(1)	€203,705	€624,317	€(29,516)	(1)	€594,801
Cost of revenues	172,755	(14,001)	(1)	158,754	485,612	(29,372)	(1)	456,240

Gross profit	€44,960	€(9)		€44,951	€138,705	€(144)		€138,561

General and administrative	16,954	(709)	(2)	16,245	53,900	(2,781)	(2)	51,119
Sales and marketing	852			852	13,668			13,668
Research and development	5,242			5,242	19,106			19,106
Depreciation and amortization	3,100	(1,249)	(3)	1,851	10,623	(3,564)	(3)	7,059

Total operating expenses	€26,148	€(1,958)		€24,190	€97,297	€(6,345)		€90,952

Income from operations	18,812	1,949		20,761	41,408	6,201		47,609
Financial (expense), net	(766)	(2,141)	(4)	(2,907)	(9,882)	536	(4)	(9,346)
Income from companies under equity method	324			324	324		(1)	324
Other income, net	(2,025)			(2,025)	(2,025)			(2,025)

Total other income (expense)	€(2,467)	€(2,141)		€(4,608)	€(11,583)	€536		€(11,047)

Income before income taxes	16,345	(192)		16,153	29,825	6,737		36,562
Income tax expense (benefit)	3,414	(114)	(5)	3,300	4,680	1,894	(5)	6,574

Net income before minority interest	€12,931	€(78)		€12,853	€25,145	€4,843		€29,988

Loss/(Profit) attributable to minority interests	(318)	8	(1)	(310)	(268)	98	(1)	(170)

Net income	€12,613	€(70)		€12,543	€24,877	€4,941		€29,818

Earnings per share
Basic and diluted net income per share	€0.43			€0.43	€0.85			€1.02

Weighted average number of shares outstanding
Basic and diluted	29,247,100			29,247,100	29,247,100			29,247,100

EBITDA Reconciliation:
Income from operations				20,761				47,609
Depreciation and amortization				1,851				7,059

EBITDA				€22,612				€54,668

Adjustments to reconcile GAAP with Pro forma:

(1)	Joint ventures

(2)	Stock and extraordinary compensation plan expenses

(3)	Amortization of intangibles arising on acquisitions

(4)	Mark to market derivatives and hedged items

(5)	Tax effect of previous adjustments

Segment Information
(In thousands of Euros, except share and per share amounts)

	Three months ended		Year ended
	December 31,		December 31,
	2008	2007	2008	2007
Revenues
Energy	€71,819	€63,251	€198,364	€228,093
Transportation	111,417	91,620	295,182	246,794
Environment	20,354	11,866	46,951	38,320
Agriculture*	15,277	—	15,277	—
Global Services*	48,142	50,978	168,839	111,110

	€267,009	€217,715	€724,613	€624,317

Gross Margin
Energy	33.2%	21.3%	27.2%	21.5%
Transportation	14.6	16.2	20.0	19.8
Environment	30.7	29.2	26.1	26.9
Agriculture*	76.8	—	76.8	—
Global Services*	28.7	25.8	28.9	27.4

	27.0%	20.7%	25.7%	22.2%

*	During the fourth quarter of 2008, we changed our business segments. Our former segment, Public Administration, was combined with our Global Services segment. In light of our recent acquisition of DTN, we created a new Agriculture segment. All prior period results appearing in the segment information table included in this release have been restated to conform with our new business segments.